                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

                   For the Fiscal year Ended December 31, 1999

                         Commission File Number 33-42485

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B. Name of issuer of securities held pursuant to the Plan and address of its principal executive office:

                              COMERICA INCORPORATED

                                Comerica Tower at

                               One Detroit Center

                               500 Woodward Avenue

                             Detroit, Michigan 48226

                 INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following financial statements, notes to financial statements and consents are included in this Report:

     1.    Financial statements for the Plan consisting of:

           A.   Report of Independent Auditors.

           B.   Statement of Assets, Liabilities and Participants'
                Equity with Fund Information as of December 30, 1999 and as of December 30, 1998.
           C. Statement of Changes in Participants' Equity for the years ended December 30, 1999 and December 30, 1998.

           D.   Schedules to Financial Statements.

     2.    Consent of Independent Auditors.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                              Comerica Incorporated
                                              Preferred Savings Plan



                                              By: /s/ Mark W. Yonkman
                                                 -------------------------------
                                                  Mark W. Yonkman
                                                  First Vice President
                                                  Comerica Incorporated


Dated: June 27, 2000

                                      INDEX

                                                                         Page In
                                                                    Sequentially
                                                                        Numbered
                                                                            Copy


Name of Document

1.       Comerica Incorporated Preferred Savings
         Plan Financial Statements and Schedules for Years
         Ended December 30, 1999 and December 30, 1998
         (Including Report of Independent Auditors).

2.       Consent of Ernst and Young LLP.

FINANCIAL STATEMENTS AND SCHEDULES

COMERICA INCORPORATED PREFERRED SAVINGS PLAN

YEARS ENDED DECEMBER 30, 1999 AND 1998 WITH REPORT OF INDEPENDENT AUDITORS

                              COMERICA INCORPORATED
                             PREFERRED SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                     Years Ended December 30, 1999 and 1998



                               TABLE OF CONTENTS

Report of Independent Auditors.................................................1


Financial Statements

Statements of Assets, Liabilities and Participants' Equity.....................2
Statement of Changes in Participants' Equity...................................3
Notes to Financial Statements..................................................4


Schedules

Line 27a-Schedule of Assets Held for Investment Purposes.......................9
Line 27b-Schedule of Loans in Default.........................................10
Line 27d-Schedule of Reportable Transactions..................................11


                         REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
Comerica Incorporated Preferred Savings Plan


We have audited the accompanying statements of assets, liabilities and participants' equity of the Comerica Incorporated Preferred Savings Plan as of December 30, 1999 and 1998 and the related statement of changes in participants' equity for the year ended December 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and participants' equity of the Plan at December 30, 1999 and 1998 and the changes in participants' equity for the year then ended December 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 30, 1999 and loans in default and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ ERNST & YOUNG LLP
June 9, 2000

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

           STATEMENTS OF ASSETS, LIABILITIES AND PARTICIPANTS' EQUITY


                                                                                  DECEMBER 30
                                                                          1999                    1998
                                                                  ------------------------------------------

ASSETS
Investments, at fair value                                            $ 473,562,044           $ 521,746,743
Accrued income                                                            1,666,033               1,475,820
Contribution receivable                                                   5,000,000               5,100,000
                                                                  ------------------------------------------
Total assets                                                          $ 480,228,077           $ 528,322,563
                                                                  ==========================================

LIABILITIES AND PARTICIPANTS' EQUITY
Liabilities:
    Unsettled trades                                                  $           -           $      77,156
    Participants' equity                                                480,228,077             528,245,407
                                                                  ------------------------------------------
Total liabilities and participants' equity                            $ 480,228,077           $ 528,322,563
                                                                  ==========================================


See Accompanying Notes.

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

                          Year ended December 30, 1999



Additions:
    Contributions                                                  $ 36,028,207
    Interest and dividend income                                     16,693,596
                                                                   -------------
Total additions                                                      52,721,803

Deductions:
    Participants' accounts distributed
      upon withdrawal                                                38,946,138
                                                                   -------------
                                                                     13,775,665
Realized and unrealized loss
    on investments                                                  (61,792,995)
                                                                   -------------
Net decrease                                                        (48,017,330)
Participants' equity at beginning of year                           528,245,407
                                                                   -------------
Participants' equity at end of year                                $480,228,077
                                                                   =============

See accompanying notes.

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 30, 1999


1. DESCRIPTION OF THE PLAN

The Comerica Incorporated Preferred Savings Plan (the Plan) is a defined contribution plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries.

Information about the plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the pamphlet "Comerica Incorporated Preferred Savings Plan." Copies of this pamphlet are available from the Human Resources office.

Employees may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 20% of the participant's annual compensation or the IRS allowed maximum.

The Corporation will match a percentage of the first $3,000 of the participant's pre-tax contributions. In addition, the Corporation may make discretionary contributions based upon attaining certain corporate financial performance measurements.

During 1999, the Plan was amended to add an Employee Stock Ownership Plan (ESOP) provision to the Plan. Participants' investments in Comerica stock, including corporate matching contributions, are held in an ESOP account and dividends earned on Comerica stock are paid outside the Plan. Participants may elect to either reinvest the dividends in Comerica stock within the Plan or receive the dividends as cash with their regular pay.

Contributions receivable represent amounts due from the Corporation under a performance match program which rewards employee results through a corporate contribution to participants' ESOP accounts.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts become fully vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan year.

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of investments in Comerica Incorporated common stock is based on the last reported sales price on the last business day of the plan year as traded on the New York Stock Exchange.

Expenses incurred in connection with the operation of the Plan are borne by the Plan Sponsor.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the participants' equity at the end of the respective years are as follows:

                                                                 DECEMBER 30
                                                           1999                 1998
                                                 -------------------- -------------------

       Munder Multi-Season Growth Fund                $  71,043,052        $  70,238,593
       Comerica Investment Contract Fund                 38,604,335           37,044,956
       Munder 500 Index Fund                             86,672,288           65,074,983
       Comerica common stock                            179,605,154          252,873,682



Amounts allocated to withdrawn participants at December 30, 1999 and 1998, respectively, were $1,509,125 and $1,910,270.

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

                                                           DECEMBER 30
                                                     1999              1998
                                            ------------------------------------

          Investments, at fair value:
             Comerica Incorporated common
               stock                            $14,216,232       $10,652,232
                                            ====================================

                                                                 YEAR ENDED
                                                                DECEMBER 30,
                                                                    1999
                                                              ------------------
          Changes in net assets:
           Contributions                                         $10,115,302
           Interest and dividend income                              146,767
           Distributions to participants                            (953,322)
           Net realized and unrealized loss on
               investments                                        (5,744,747)
                                                              ------------------
          Increase in net assets                                 $ 3,564,000
                                                              ==================

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The following is a summary of transactions (at cost) with parties-in-interest:


                                                                                                                           Munder
                                         Comerica              Munder                Munder                 Munder          Cash
                                       Incorporated         Multi-Season           500 Index             Investment     Intermediate
                                         Stock Fund          Growth Fund              Fund                  Fund         Bond Fund
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 1997          $ 78,165,059         $ 36,884,796          $ 34,795,002         $ 15,456,359    $ 7,815,805
Purchases in 1998                       27,685,838           19,199,924            11,696,836           79,170,544      2,148,385
Sales in 1998                            6,968,177            5,198,948             4,700,789           76,102,315      1,433,227
Transfer from related plan               3,172,746
                                     -----------------------------------------------------------------------------------------------
Balance at December 30, 1998            95,709,974           50,885,772            41,791,049           18,524,588      8,530,963
Purchases in 1999                       31,206,932           10,033,233            18,721,289           57,934,716      1,730,308
Sales in 1999                           11,428,770            8,796,825             6,175,692           57,986,459      2,130,859
                                     -----------------------------------------------------------------------------------------------
Balance at December 30, 1999         $ 115,488,136         $ 52,122,180          $ 54,336,646         $ 18,472,845    $ 8,130,412
                                     ===============================================================================================

                                         Comerica               Munder
                                        Investment              Small               Munder               Munder
                                         Contract             Company            Accelerating         International
                                          Fund             Growth Fund           Growth Fund           Equity Fund
                                     ------------------------------------------------------------------------------
Balance at December 31, 1997         $ 37,646,368         $ 20,428,145          $ 16,119,352         $  9,786,389
Purchases in 1998                       6,258,800            5,533,088             3,219,677            1,859,227
Sales in 1998                           6,860,212            4,172,184            19,339,029            1,959,860
Transfer from related plan
                                     ------------------------------------------------------------------------------
Balance at December 30, 1998           37,044,956           21,789,049                     -            9,685,756
Purchases in 1999                       7,204,965            3,384,753                     -            3,190,951
Sales in 1999                           5,562,857            6,499,389                     -            1,860,026
                                     ------------------------------------------------------------------------------
Balance at December 30, 1999         $ 38,687,064         $ 18,674,413                   $ -         $ 11,016,681
                                     ==============================================================================

                                                                Comerica            Comerica             Comerica
                                           Munder               Spectrum            Spectrum             Spectrum
                                          Growth &             Aggressive           Moderate           Conservative
                                         Income Fund              Fund                Fund                 Fund
                                     ------------------------------------------------------------------------------
Balance at December 31, 1997         $  6,068,708         $  2,576,113          $  2,315,884         $   957,276
Purchases in 1998                       4,281,146            1,439,030             1,696,575             469,754
Sales in 1998                           1,412,623              679,191               513,430             180,646
Transfer from related plan
                                     ------------------------------------------------------------------------------
Balance at December 30, 1998            8,937,231            3,335,952             3,499,029           1,246,384
Purchases in 1999                       3,182,990            2,253,358             1,468,340             498,887
Sales in 1999                           2,115,524            1,215,841             1,088,040             448,231
                                     ------------------------------------------------------------------------------
Balance at December 30, 1999         $ 10,004,697         $  4,373,469          $  3,879,329         $ 1,297,040
                                     ==============================================================================



The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated.

Contributions to the Plan by Comerica Incorporated approximated $10,115,000 and $10,274,000 in 1999 and 1998, respectively.

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

6.  TAX STATUS


The Plan has received a determination letter from the Internal Revenue Service dated June 29, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and that the trust, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                  Comerica Incorporated Preferred Savings Plan

                              Employer ID # 1998421
                                   Plan # 002

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 30, 1999


                                        DESCRIPTION OF INVESTMENT INCLUDING
 IDENTITY OF ISSUE, BORROWER,             MATURITY DATE, RATE OF INTEREST,                                                CURRENT
   LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE                               COST              VALUE
------------------------------------------------------------------------------------------------------------------------------------

*Munder Mutual Funds                Cash Investment Fund--18,262,403 units                        $   18,472,845      $   18,262,403
                                    Small Company Growth Fund--1,040,195 units                        18,674,413          18,702,711
                                    Multi-Season Growth Fund--3,325,986 units                         52,122,180          71,043,052
                                    International Equity Fund--761,000 units                          11,016,681          14,375,289
                                    500 Index Fund--2,804,021 units                                   54,336,646          86,672,288
                                    Intermediate Bond Fund--845,501 units                              8,130,412           7,668,693
                                    Growth & Income Fund--700,673 units                               10,004,697           9,452,081
                                                                                                  ----------------------------------
Total Mutual Funds                                                                                $  172,757,874         226,176,517
                                                                                                  ===============

*Comerica Collective Trust Funds    Spectrum Aggressive Fund--25,404 units                        $    4,373,469           5,810,483
                                    Spectrum Conservative Fund--9,273 units                            3,879,329           1,573,927
                                    Spectrum Moderate Fund--24,667 units                               1,297,040           4,995,050
                                    Investment Contract Fund--38,604,335 units                        38,687,064          38,604,335
                                                                                                  ----------------------------------
Total Collective Funds                                                                            $   48,236,902          50,983,795
                                                                                                  ===============

*Comerica Incorporated              Common stock--3,841,821 shares                                $  115,488,136      $  179,605,154
                                                                                                  ===============

*Participant Loans                  Participant loans, 6.0% to 10.5%, various                     $            -          16,796,578
                                    maturities                                                ====================------------------
Total investments                                                                                                     $  473,562,044
                                                                                                                  ==================


*Party-in-interest.

There were no investment assets reportable as acquired and disposed of during this year.

                  Comerica Incorporated Preferred Savings Plan

                              Employer ID # 1998421
                                   Plan # 002

                      Line 27b-Schedule of Loans in Default

                          Year ended December 30, 1999



                                            AMOUNT RECEIVED          UNPAID
                           ORIGINAL     DURING REPORTING YEAR        BALANCE     DETAILED DESCRIPTION OF LOAN      AMOUNT OVERDUE
      IDENTITY AND          AMOUNT    -------------------------    DECEMBER 30,  ORIGINATION AND MATURITY DATE  --------------------
   ADDRESS OF OBLIGOR      OF LOAN       PRINCIPAL   INTEREST         1999       INTEREST RATES AND TERM, ETC.  PRINCIPAL   INTEREST
------------------------------------------------------------------------------------------------------------------------------------

Jonathon A. Grossman       $     600     $      -   $        -     $      600     $600 at 9% for 9 months       $    600   $     23
843 W. 15th Street #28                                                            Effective Date:  7/9/99
Newport Beach, CA  92663                                                          Maturity Date:  4/28/00
                                                                                  No payments made to date.


Cassandra L. Nelson            4,890        1,155          110            518     $4,890 at 9.5% for 60 months       505         14
647 Farnham                                                                       Effective Date:  7/8/94
Lincoln Park, MI  48146                                                           Maturity Date:  6/25/99
                                                                                  Last Payment was  1/8/99

Keenan C. Davis                  600          128           2              25     $600 at 9.9% for 12 months          25          0
18645 Orleans                                                                     Effective Date:  3/20/98
Detroit, MI  48203                                                                Maturity Date:  3/19/99
                                                                                  Last Payment was  3/5/99

Bessie A. Soloman              9,000        1,691          72              88     $9,000 at 9.5% for 60 months        88          0
12923 Winthrop                                                                    Effective Date:  10/11/94
Detroit, MI  48227                                                                Maturity Date:  10/1/99
                                                                                  Last Payment was  9/17/99

                  Comerica Incorporated Preferred Savings Plan

                              Employer ID # 1998421
                                   Plan # 002

                 Line 27d - Schedule of Reportable Transactions

                      For the year ended December 30, 1999




                                                         DESCRIPTION OF ASSET (INCLUDING
                                                          INTEREST RATE AND MATURITY IN              PURCHASE             SELLING
            IDENTITY OF PARTY INVOLVED                           CASE OF A LOAN)                      PRICE                PRICE
------------------------------------------------------------------------------------------------------------------------------------

Category iii) A series of transactions
     involving securities of the same issue
    which, when aggregated, involve an
     amount in excess of 5% of the current
    value of plan assets:
      Munder Mutual Funds                                Cash Investment Fund:
                                                           109 purchases                        $57,934,716
                                                           141 sales                                                     $57,986,459

                                                         Munder 500 Index Fund:
                                                           237 purchases                         18,721,289
                                                           167 sales                                                       9,507,395

      Comerica Incorporated                              Comerica Incorporated
                                                           39 purchases                           7,204,965
                                                           51 sales                                                        5,562,857

                                                         Comerica Incorporated Stock Fund:
                                                           174 purchases                         31,206,932
                                                           152 sales                                                      20,822,223





                                                                EXPENSE                            CURRENT VALUE
                                                                INCURRED                            OF ASSET ON
                                                LEASE            WITH            COST OF           TRANSACTION          NET GAIN
        IDENTITY OF PARTY INVOLVED              RENTAL        TRANSACTION         ASSET                DATE              (LOSS)
------------------------------------------------------------------------------------------------------------------------------------


Category iii) A series of transactions
     involving securities of the same issue
    which, when aggregated, involve an
     amount in excess of 5% of the current
    value of plan assets:
      Munder Mutual Funds

                                                                                 $57,934,716      $  57,934,716
                                                                                  57,986,459         57,986,459                  0


                                                                                  18,721,289         18,721,289
                                                                                   6,175,692          9,507,395          3,331,703

      Comerica Incorporated

                                                                                   7,204,965          7,204,965
                                                                                   5,562,857          5,562,857                  0


                                                                                  31,206,932         31,206,932
                                                                                  11,428,770         20,822,223          9,393,453




There were no category i), ii), or iv) reportable transactions.

                                 Exhibit Index
                                 -------------

Exhibit No.                   Description
-----------                   -----------
  23                          Consent of Independent Auditors